Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings before income taxes	$144,275	$114,693	$120,804	$86,739	$89,249
Fixed charges	13,449	21,247	28,296	41,946	65,510

	$157,724	$135,940	$149,100	$128,685	$154,759

Preferred dividends (2):	$—	$—	$—	$—	$5,827

Fixed charges (1):
Interest on borrowings	$11,620	$19,361	$26,331	$39,719	$63,539
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,829	1,886	1,965	2,227	1,971

	$13,449	$21,247	$28,296	$41,946	$65,510

Ratio of earnings to fixed charges, excluding interest on deposits	11.73	6.40	5.27	3.07	2.36

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	11.73	6.40	5.27	3.07	2.27

Earnings including interest on deposits (1):
Earnings before income taxes	$144,275	$114,693	$120,804	$86,739	$89,249
Fixed charges	18,336	27,158	37,004	60,199	90,466

	$162,611	$141,851	$157,808	$146,938	$179,715

Preferred dividends (2):	$—	$—	$—	$—	$5,827

Fixed charges (1):
Interest on deposits	$4,887	$5,911	$8,708	$18,253	$24,956
Interest on borrowings	11,620	19,361	26,331	39,719	63,539
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,829	1,886	1,965	2,227	1,971

	$18,336	$27,158	$37,004	$60,199	$90,466

Ratio of earnings to fixed charges, including interest on deposits	8.87	5.22	4.26	2.44	1.99

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	8.87	5.22	4.26	2.44	1.92

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.